Exhibit 28h3
SUB-LICENSE AGREEMENT
     This Sub-license Agreement (the “Sub-license Agreement”), dated as of the 20th of May, 2011, is made by and among Precidian ETFs Trust, a Delaware statutory trust (the “Sub-licensee”) and Precidian Funds LLC, a Delaware limited liability company (the “Licensee” or “Sub-licensor”).
W I T N E S S E T H :
     WHEREAS, pursuant to that certain License Use Agreement, dated as of August 2, 2010 (including the attachments thereto, the “License Agreement”), by and between Mitsubishi UFJ Asset Management Co., Ltd. (the “Licensor”) and Licensee, Licensor has granted Licensee a license to use certain copyright, trademark and proprietary rights, trade secrets and index products of Licensor (as further described in the License Agreement as the NSA and the Marks, the “Intellectual Property” and “Products”) in connection with the issuance, sale, marketing and/or promotion of the MAXISSM Nikkei 225 Index Fund (as further defined in the License Agreement, the “Licensee Product”);
     WHEREAS, Sub-licensee wishes to issue, sell, market and/or promote the Licensee Product and to use and refer to the Intellectual Property and Products in connection therewith;
     WHEREAS, Sub-licensee has entered into a Investment Advisory Agreement with the Sub-licensor whereby Sub-licensor will act as investment adviser to a certain series of Sub-licensee, which series is the Licensee Product; and
     WHEREAS, all capitalized terms used herein shall have the meanings assigned to them in the License Agreement unless otherwise defined herein.
     NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements contained herein, the parties hereto agree as follows:
     1. Sub-license. Sub-licensor hereby grants to Sub-licensee a non-exclusive and non-transferable sub-license to use the Intellectual Property in connection with the issuance, distribution, marketing and/or promotion of the Licensee Product set forth on Appendix A hereto.
     2. The Sub-licensee acknowledges that it has received and read a copy of the License Agreement (excluding the schedule setting forth the license fees) and
     (a) agrees to be bound by all the provisions thereof, including, without limitation, those provisions imposing obligations on Licensee in Article 3.3, Article 3.4 and Article 3.5 of the License Agreement;
     (b) acknowledges and agrees that the Sub-licensor has fully informed Sub-licensee of the matters described in Attachment 5 to the License Agreement;
     (c) understands and agrees with the matters described in Article 3.1 and Attachment 5 of the License Agreement.

     3. Sub-licensee agrees that its obligations under the License Agreement pursuant to Section 2 of this Sub-license Agreement are as principal and shall be unaffected by any defense or claim that Licensee may have against Licensor.
     4. It is the intent of the parties that the substantive law of the State of New York governs this Agreement and not the law of any other jurisdiction incorporated through choice of law or conflicts of law principles. Each party agrees that any legal action, proceeding, controversy or claim between the parties arising out of or relating to this Agreement may be brought and prosecuted only in the United States District Court for the Southern District of New York or in the Supreme Court in and for the County of New York, and by execution of this Agreement each party hereto submits to the exclusive jurisdiction of such court and waives any objection it might have based upon improper venue or inconvenient forum.
     IN WITNESS WHEREOF, the parties hereto have executed this Sub-license Agreement as of the date first set forth above.

Precidian ETFs TRUST
/s/ Daniel J. McCabe
By: Daniel J. McCabe
Title:	President

Precidian Funds LLC
/s/ Daniel J. McCabe
By: Daniel J. McCabe
Title:	President

[Signature page to Sub-License Agreement]

Appendix A

Product	Licensee Product

Nikkei Stock Average	MAXISSM Nikkei 225 Index Fund